UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 263rd FISCAL COUNCIL’S MEETING OF

TELEFÔNICA BRASIL S.A., HELD ON JUNE 15, 2026

1. DATE, TIME AND VENUE:  On June 15, 2026, at 09:30 a.m. (São Paulo local time), held remotely, as provided for in Article 16, paragraph 1, of the Internal Rules of the Fiscal Council (“Rules”) of Telefônica Brasil S.A. (“Company”).

2. CALL NOTICE AND ATTENDANCE: The call notice was waived, given the presence of all members of the Company’s Fiscal Council, who subscribe to these minutes, establishing quorum for the installation of the meeting. The Director of Corporate and Business Affairs, Ms. Nathalia Pereira Leite, was also present as Secretary of the Meeting.

3. AGENDA AND RESOLUTION: Commencing the meeting, the proposal for the merger of Fibrasil Infraestrutura e Fibra Ótica S.A. (“Fibrasil”), a wholly owned subsidiary of the Company, by the Company (“Merger”) was presented, in line with the Company’s strategy to optimize the management of its telecommunications infrastructure assets and to expand in the fiber market, thereby promoting (i) simplification of the corporate structure; (ii) a faster decision-making process; (iii) operational and administrative optimization; and (iv) a reduction in costs and ancillary obligations inherent to maintaining separate entities.

In this context, the following documents related to the proposed Merger were submitted to the members of the Fiscal Council for their review and consideration. If approved by the competent corporate bodies of the Company and Fibrasil, the Merger will become effective as of August 1, 2026:

(i) the appraisal report of Fibrasil’s shareholders’ equity, prepared based on its book value as of December 31, 2025, in the amount of R$ 812,613,844.28 (eight hundred twelve million, six hundred thirteen thousand, eight hundred forty-four Brazilian reais and twenty-eight cents), prepared by the independent and specialized appraisal firm PriceWaterhouseCoopers Auditores Independentes Ltda., enrolled with the CNPJ under No. 61.562.112/0001-20 and registered with the Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5, for purposes of the Merger (“Appraisal Report”); and

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 263rd FISCAL COUNCIL’S MEETING OF

TELEFÔNICA BRASIL S.A., HELD ON JUNE 15, 2026

(ii) the draft Protocol and Justification of Merger to be entered into by the management of Fibrasil and the Company, setting forth the terms and conditions of the Merger (“Merger Protocol”).

Considering the clarifications provided during the meeting, as well as the documents reviewed, the members of the Fiscal Council, unanimously, issued a favorable opinion on the proposed Merger. They further concluded that the terms and conditions of the Merger Protocol, the draft of which was presented to them in full, together with all related documents, comply with the applicable legal provisions. Accordingly, they unanimously recommend their approval, without reservations, by the Extraordinary General Meeting of the Company’s shareholders to be convened for this purpose, pursuant to Law No. 6,404/1976.

4. CLOSING: There being no further matter to discuss, the meeting was adjourned, and these minutes were drawn up. São Paulo, June 15, 2026.

_____________________________________	______________________________________
Gabriela Soares Pedercini	Sergio Barcelos Dutra de Almeida
____________________________________	____________________________________
Luciana Doria Wilson	Nathalia Pereira Leite Meeting Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	June 16, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director